Filed Pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated March 28, 2011
Registration No. 333-173118

March 28, 2011

Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Ticker / Exchange for Common Stock:	GT / The New York Stock Exchange (“NYSE”)

Securities Offered:	8,700,000 shares of 5.875% Mandatory Convertible Preferred Stock (10,000,000 shares if the underwriters exercise their option to purchase additional shares in full) (the “mandatory convertible preferred stock”)

Liquidation Preference per Share:	$50.00 per share of mandatory convertible preferred stock (the “initial liquidation preference”), plus an amount equal to any accrued and unpaid dividends

Public Offering Price:	$50.00 per share of mandatory convertible preferred stock

$435,000,000 in aggregate ($500,000,000 in aggregate if the underwriters exercise their option to purchase additional shares in full)

Annual Dividend Rate:	5.875% per share on the initial liquidation preference of $50.00 per share ($2.9375 per annum), payable quarterly in arrears in cash

Dividend Payment Dates:	If declared, January 1, April 1, July 1 and October 1 of each year

First Dividend Payment Date:	July 1, 2011

Expected Amount of First Dividend Payment per Share:	$0.7425

Expected Amount of Each Subsequent Dividend Payment per Share:	$0.7344

Share Cap:	In no event will the number of shares of the Issuer’s common stock delivered upon conversion of the mandatory convertible preferred stock, including any shares delivered in connection with unpaid dividends, exceed an amount per share equal to the product of (i) 2 and (ii) the maximum conversion rate, subject to adjustment in the same manner as each fixed conversion rate as described in the preliminary prospectus supplement

Mandatory Conversion Date:	April 1, 2014

Last Reported Sale Price of Common Stock on NYSE on March 28, 2011:	$14.57 per share of common stock

Initial Price:	$14.57 per share of common stock (subject to adjustment as described in the preliminary prospectus supplement)

Threshold Appreciation Price:	$18.2125, which represents an appreciation of 25% over the initial price; the threshold appreciation price is subject to adjustment as described in the preliminary prospectus supplement

Conversion Rate on Mandatory Conversion Date:	The conversion rate of each share of mandatory convertible preferred stock will not be more than 3.4317 shares of common stock (the “maximum conversion rate”) and not less than 2.7454 shares of common stock (the “minimum conversion rate”); the maximum conversion rate and the minimum conversion rate are subject to adjustment as described in the preliminary prospectus supplement

The following table illustrates the conversion rate per share of the mandatory convertible preferred stock based on the average of the volume weighted average price of the Issuer’s common stock for the 20 consecutive trading-day period ending on, and including, the third trading day immediately preceding the mandatory conversion date (the “applicable market value”):

Conversion Rate per Share of Mandatory
Applicable Market Value	Convertible Preferred Stock

Less Than or Equal to the Initial Price	The maximum conversion rate per share of mandatory convertible preferred stock

Greater Than the Initial Price and Less Than the Threshold Appreciation Price	$50.00 divided by the applicable market value

Equal to or Greater Than the Threshold Appreciation Price	The minimum conversion rate per share of mandatory convertible preferred stock

Conversion Rate per Share of Mandatory
Applicable Market Value	Convertible Preferred Stock

Conversion at Option of the Holder:	Other than during the fundamental change conversion period or following the Issuer’s issuance of a dividend nonpayment conversion notice as described in the preliminary prospectus supplement, holders of the mandatory convertible preferred stock have the right to convert the mandatory convertible preferred stock, in whole or in part, at any time prior to April 1, 2014, into shares of the Issuer’s common stock at the minimum conversion rate of 2.7454 shares of the Issuer’s common stock per share of mandatory convertible preferred stock, subject to adjustment as described in the preliminary prospectus supplement

Fundamental Change Conversion Rate:	The table below sets forth the number of additional shares payable upon conversion upon a fundamental change per share of the mandatory convertible preferred stock based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date

Effective Date	$5.00	$7.50	$10.00	$14.570	$18.2125	$20.00	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00

3/31/2011	(0.1320)	(0.2590)	(0.3669)	(0.5015)	0.1206	0.0984	0.0336	0.0127	0.0051	0.0021	0.0009	0.0004	0.0001	0.0000
4/1/2011	(0.1318)	(0.2588)	(0.3667)	(0.5014)	0.1207	0.0984	0.0336	0.0127	0.0051	0.0021	0.0009	0.0004	0.0001	0.0000
7/1/2011	(0.1140)	(0.2389)	(0.3499)	(0.4919)	0.1260	0.1023	0.0339	0.0124	0.0048	0.0020	0.0008	0.0003	0.0001	0.0000
10/1/2011	(0.0959)	(0.2175)	(0.3313)	(0.4815)	0.1315	0.1062	0.0338	0.0119	0.0045	0.0018	0.0007	0.0003	0.0001	0.0000
1/1/2012	(0.0780)	(0.1946)	(0.3110)	(0.4703)	0.1373	0.1100	0.0334	0.0111	0.0040	0.0015	0.0006	0.0002	0.0001	0.0000
4/1/2012	(0.0608)	(0.1705)	(0.2887)	(0.4581)	0.1431	0.1138	0.0326	0.0102	0.0034	0.0012	0.0005	0.0002	0.0001	0.0000
7/1/2012	(0.0445)	(0.1447)	(0.2639)	(0.4445)	0.1491	0.1172	0.0311	0.0089	0.0028	0.0009	0.0003	0.0001	0.0000	0.0000
10/1/2012	(0.0295)	(0.1172)	(0.2356)	(0.4291)	0.1553	0.1203	0.0288	0.0073	0.0020	0.0006	0.0002	0.0001	0.0000	0.0000
1/1/2013	(0.0169)	(0.0883)	(0.2031)	(0.4113)	0.1614	0.1226	0.0254	0.0055	0.0013	0.0003	0.0001	0.0000	0.0000	0.0000
4/1/2013	(0.0077)	(0.0597)	(0.1663)	(0.3906)	0.1670	0.1235	0.0208	0.0036	0.0007	0.0001	0.0000	0.0000	0.0000	0.0000
7/1/2013	(0.0022)	(0.0322)	(0.1226)	(0.3643)	0.1715	0.1215	0.0147	0.0017	0.0002	0.0000	0.0000	0.0000	0.0000	0.0000
10/1/2013	(0.0002)	(0.0102)	(0.0710)	(0.3279)	0.1729	0.1132	0.0071	0.0004	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
1/1/2014	(0.0000)	(0.0005)	(0.0178)	(0.2665)	0.1620	0.0866	0.0009	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
4/1/2014	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $100.00 per share (subject to adjustment as described in the preliminary prospectus supplement), then no additional shares will be issued upon conversion; and

•	if the stock price is less than $5.00 per share (subject to adjustment as described in the preliminary prospectus supplement), then no additional shares will be issued upon conversion.

Discount Rate for Purposes of Determining Present Value of Remaining Dividends:	7%

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc.

Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Natixis Bleichroeder LLC

Net Proceeds of the Mandatory Convertible Preferred Stock Offering After Underwriters’ Discount:	$48.50 per share of mandatory convertible preferred stock

$421,950,000 in aggregate ($485,000,000 in aggregate if the underwriters exercise their option to purchase additional shares in full); these figures do not include a deduction for estimated offering expenses of approximately $1,000,000

Use of Proceeds:	The Issuer intends to use a portion of the net proceeds from the offering to redeem $350 million in principal amount of its outstanding 10.500% Senior Notes due May 15, 2016 at the redemption price of 110.500% of the principal amount, plus accrued and unpaid interest to the redemption date; the Issuer intends to use the remaining net proceeds from the offering for general corporate purposes

Underwriters’ Discount:	$1.50 per share of mandatory convertible preferred stock

$13,050,000 in aggregate ($15,000,000 in aggregate if the underwriters exercise their option to purchase additional shares in full)

Pricing Date:	March 28, 2011

Trade Date:	March 29, 2011

Settlement Date:	March 31, 2011

CUSIP:	382550 309

ISIN:	US3825503093

Application has been made for the listing of the mandatory convertible preferred stock under the symbol “GTPrA”

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (212) 902-9316 or J.P. Morgan Securities LLC toll-free at (866) 803-9204.

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